Exhibit 99.2

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RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Herzle Bodinger and Shiri Lazarovich, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, October 18, 2015 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS A DIRECTOR, FOR THE NOMINEE FOR EXTERNAL DIRECTOR AND FOR PROPOSAL 3 SET FORTH ON THE REVERSE.

VOTES CAST FOR THE ELECTION OF THE NOMINEE FOR EXTERNAL DIRECTOR WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH ELECTION.

1.1	(Continued and to be signed on the reverse side)	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

October 18, 2015

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided.”

00000330030203000000 5	101815

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR CLASS A DIRECTOR AND EXTERNAL DIRECTOR AND PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
	1.	To re-elect two Class A directors for terms expiring at the Company’s 2018 Annual General Meeting of Shareholders.

NOMINEES:
			FOR	AGAINST	ABSTAIN
		ROY KUI CHUEN CHAN	☐	☐	☐

		BEN ZION GRUBER	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal Interest (as described in the proxy statement) with respect to Proposal 2.

			FOR	AGAINST	ABSTAIN
	2.	To re-elect Ms. Nurit Mor as an external director for a fourth term of three years commencing on October 21, 2015.	☐	☐	☐

			YES	NO

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Ms. Nurit Mor as an external director as described in the Proxy Statement as a result of your relationship with the controlling shareholder?
			☐	☐

			FOR	AGAINST	ABSTAIN
3.
To ratify and approve the reappointrnent of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2015 and to authorize the Company’s Board of Directors to determine their compensation based on the recommendation of Company’s Audit Committee.
			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.